Exhibit 99.1
TechFaith Reports 2Q2011 Revenue Increases 26% compared to 2Q2010;
Income from operation up 18% compared to 2Q2010;
US$4.17 per ADS in Cash and Cash Equivalents
Beijing, China, August 16, 2011 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the second quarter ended June 30, 2011.
For the second quarter of 2011, TechFaith reported net revenue of US$82.8 million, a 26% increase compared to US$65.5 million in the second quarter of 2010, and a 5% increase compared to US$78.7 million in the first quarter of 2011. Gross margin for the second quarter of 2011 was 26% compared to 32% in the first quarter of 2011 and 24% in the second quarter of 2010, reflecting higher unit shipments of products from the Company’s ODP (Original Developed Product) business in the second quarter of 2011, the margin for which tend to be lower than the Company’s corporate average gross margin. Income from operations for the second quarter of 2011 was US$10.0 million, an 18% increase compared to US$8.5 million in the same quarter last year, and a 37% decrease compared to US$15.8 million in the previous quarter. Net income attributed to TechFaith for the second quarter of 2011 was US$7.3million or US$0.14 per basic and diluted weighted average outstanding ADS, compared to US$7.5 million or US$0.16 per basic weighted average outstanding ADS and US$0.11 per diluted weighted average outstanding ADS in the second quarter of 2010, compared to US$13.8 million or US$0.26 per basic and diluted weighted average outstanding ADS in the first quarter of 2011.
Ms Ouyang Yuping, TechFaith’s CFO, said “Healthy demands across our core mobile phone and motion gaming business sectors have contributed positively to our second quarter results. Importantly, we achieved 26% revenue growth for the second quarter compared to the same period from last year. Further, our emphasis on profitable growth is leading to a sustained generation of cash flow from operations. We ended the second quarter of 2011 with US$4.17 per ADS in cash and cash equivalents.”
Mr. Deyou Dong, President and COO of TechFaith, said, “Demand for our tailored mobile phone products from enterprise customers remains strong as evidenced by the continued growth in our TecFace branded line. We are also seeing higher customer demand for our Android-based phone solutions, which we expect will further benefit us in the second half of 2011. We plan to extend our competitive advantage with 6 new Android-based smart phones in the third quarter of 2011, along with plans to tailor software applications that we can bundle together with our mobile phones. We are optimistic given that we foresee an increasing demand, in particular, in Latin America, the Middle East, Europe and South East Asia.”

Recent Developments
•
Chairman & CEO Increased Ownership to 32.1%: In a Form 13-G filed with the SEC on July 12, 2011, it was noted that TechFaith’s Chairman and CEO, Mr. Defu Dong, increased his equity holdings in the Company to 32.1%, with the purchase of 100,000 ADSs on the open market in June 2011. The average purchase price was US$3.90 per ADS. This follows his purchases of 120,000 ADSs and approximately 143,000 ADSs on the open market during the previous two quarters. Mr. Dong has indicated his intention to purchase additional ADSs in the open market and through privately negotiated transactions. The timing and amount of such purchase transactions will depend on market conditions and corporate and regulatory considerations.

•
Expanding Internationally: TechFaith announced the shipment of its WCDMA/GSM 3.5G Android-based smart phones to a Telecom operator in South East Asia. The initial shipment is expected to be delivered in the third quarter of 2011. This would be the 6th smart phone model TechFaith ships to this carrier. The Company also announced plans to ship its TecFace branded mobile phone “Jungle” to the Middle East market in the third quarter of 2011.

•
Building Brand Awareness: As part of its ongoing brand building and marketing efforts, TechFaith showcased its 17Vee Motion Gaming line last month at ChinaJoy in Shanghai. The Company showcased its integrated 17Vee mobile motion gaming platform, motion gaming set-top box, motion gaming devices and new motion games suitable for education and family entertainment purposes. Additionally, the Company introduced 5 new models of its proprietary motion gaming controllers with integrated mobile phone functionality. The Company also had expanded presence this June at one of the largest telecommunication and IT shows in Asia, the CommunicAsia 2011 exhibition and conference in Singapore.

•
Expanding Android Phone Family: TechFaith announced it will launch six Android-based smartphones in the third quarter of 2011 under its TecFace brand. The phones will feature screen sizes up to 5 inches. Each model will target a different market segment and emphasize unique functions such as customized user interfaces, multimedia, personal financial management, personal secretary and mobile payment, among others.

•
To Launch Android Based Motion Gaming Solutions: TechFaith announced it will launch a total motion gaming solution package compatible with Android-based smart phone operating systems. The launch, through TechFaith’s 17Vee gaming platform, is scheduled for the third quarter of 2011. Android-based smart phone users will be able to play motion games through the 17Vee motion gaming controller packages to convert their mobile phones into motion gaming controller.

•
Addition to Russell Global Index Further Expands Investor Visibility: TechFaith was added to Russell Investments’ Russell Global Index. Membership in Russell Investment’s U.S. equity Indices — widely used as benchmarks for both passive and active investment strategies — is determined by objective criteria, such as market capitalization rankings. Accurate benchmarks are an integral part of Russell Investments’ ongoing process to monitor investment manager products worldwide for Russell Investments’ $161 billion active investment management business.

Third Quarter 2011 Outlook
The below forecast reflects TechFaith’s current and preliminary view, which is subjected to change. Based on current market conditions, the Company expects continued growth in its branding and motion gaming businesses, with softer sales in its ODP business. As a result, TechFaith expects revenue for the third quarter of 2011 to be in the range of US$78.0 million to US$80.0 million, with gross margin levels similar to those for the second quarter of 2011.
Mr. Defu Dong, Chairman and CEO of TechFaith, added, “The second quarter represented our tenth quarter of revenue growth as we continued to successfully execute our business strategies. Our prior efforts to establish our technology to differentiate our competitive advantages in our branded mobile phone business and our motion gaming business are paying off for TechFaith. With a strong balance sheet, we are well-positioned for long-term growth, and will continue to focus on higher gross margin opportunities, where enterprise customers and distributors will be our main targets. At the same time, we will be increasing our sales and marketing support for our branded mobile phone business and motion gaming business to help further improve our profitability.”
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Tuesday, August 16, 2011 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, August 16, 2011 in Beijing). The dial-in phone number is +1-617-597-5359 or +1-866-277-1182, with conference passcode 41642402. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 80203800. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for global mobile handsets market (Which previous called ODP (Original Developed Product) business)). Under its TecFace brand, the Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing Smartphone market targeting users and Operators through its QIGI brand; Outdoor and Sports enthusiasts through its Jungle brand; and the Teen market through licensed brands. Under the Company’s 17Vee brand, the Company has built a leading, intellectual property based motion gaming business ranging from Bluetooth enabled motion gaming controllers and software to a recently launched proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com, www.17vee.com and www.798game.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS: In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Six Months Ended
	March 31	June 30		June 30
	2011	2011	2010	2011	2010
			(As adjusted)(1)		(As adjusted)(1)
Revenues:
ODP	$53,808	$55,917	$56,336	$109,725	$110,774
Brand name phone sales	14,914	16,179	7,633	31,093	12,844
Game	9,958	10,690	1,534	20,648	2,791

Total net revenues	$78,680	$82,786	$65,503	$161,466	$126,409

Cost of revenues:
ODP	$40,365	$45,141	$44,859	$85,506	$89,118
Brand name phone sales	8,899	10,086	4,752	18,985	7,906
Game	4,121	5,811	42	9,932	112

Total cost of revenues	$53,385	$61,038	$49,653	$114,423	$97,136

Gross Profit	$25,295	$21,748	$15,850	$47,043	$29,273

Operating expenses:
General and administrative	$4,439	$6,964	$3,193	$11,403	$6,140
Research and development	3,279	2,755	2,764	6,034	5,759
Selling and marketing	2,352	2,767	1,583	5,119	2,872
Exchange loss (gain)	4	(69)	20	(65)	20

Total operating expenses	$10,074	$12,417	$7,560	$22,491	$14,791

Government subsidy income	—	77	51	77	151
Other operating income	538	545	169	1,083	174

Income from operations	$15,759	$9,953	$8,510	$25,712	$14,807

Interest income	277	338	206	615	390
Investment income	883	—	—	883	—
Other income, net	1	—	19	1	19
Change in fair value of derivatives embedded in Convertible notes	—	—	1,266	—	4,609
Change in fair value of put option	—	—	(30)	—	(63)

Income (loss) before income taxes	$16,920	$10,291	$9,971	$27,211	$19,762
Income tax expenses	(2,167)	(2,367)	(2,175)	(4,534)	(4,108)

Net income	$14,753	$7,924	$7,796	$22,677	$15,654
Less: net income attributable to the non-controlling interest	(926)	(586)	(317)	(1,512)	(1,123)

Net income attributable to TechFaith	$13,827	$7,338	$7,479	$21,165	$14,531

Net income attributable to TechFaith per share
Basic	$0.02	$0.01	$0.01	$0.03	$0.02

Diluted	$0.02	$0.01	$0.01	$0.03	$0.01

Net income attribute to TechFaith per ADS
Basic	$0.26	$0.14	$0.16	$0.40	$0.31

Diluted	$0.26	$0.14	$0.11	$0.40	$0.18

Weighted average shares outstanding
Basic	794,003,193	794,003,193	715,172,111	794,003,193	700,601,047

Diluted	794,003,193	794,003,193	841,286,432	794,003,193	826,715,923

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	June 30,	March 31,	December 31,
	2011	2011	2010
			(As adjusted)(1)
Assets
Current assets:
Cash and cash equivalents	$220,546	$214,732	$198,536
Accounts receivable	12,028	17,275	19,241
Notes receivable	—	52	—
Amounts due from a related party	3,345	5,926	8,061
Inventories	16,211	17,493	17,745
Prepaid expenses and other current assets	10,336	16,597	7,997
Deferred tax assets-current	165	160	163

Total current assets	$262,631	$272,235	$251,743

Plant, machinery and equipment, net	$48,303	$42,209	$41,832
Land use right	$8,236	—	—
Construction in progress	15,471	3,444	2,576
Acquired intangible assets, net	2,591	2,688	2,799
Goodwill	1,848	1,848	1,848
Other assets	—	—	3,155

Total assets	$339,080	$322,424	$303,953

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable(including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2010, March 31, 2011 and June 30, 2011 respectively)	9,020	9,358	7,819
Amounts due to related parties	47	46	46
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,272, $856 and $832 as of as of December 31, 2010, March 31, 2011 and June 30, 2011 respectively)	18,825	15,056	15,195
Advance from customers(including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $339 and $174 and $199 as of December 31, 2010, March 31, 2011 and June 30, 2011 respectively)	8,895	8,623	7,450
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2010, March 31, 2011 and June 30, 2011 respectively)	307	298	291
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,282, $167 and $22 as of December 31, 2010, March 31, 2011 and June 30, 2011 respectively)	2,519	2,332	3,175

Total current liabilities	$39,613	$35,713	$33,976

Long-term loan	290	290	290
Deferred tax liability-noncurrent	123	131	140

Total liabilities	$40,026	$36,134	$34,406

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	140,893	139,495	139,495
Accumulated other comprehensive income	36,530	33,088	31,098
Statutory reserve	16,679	16,679	16,679
Retained earnings	97,262	89,924	76,097

Total Techfaith shareholders’ equity	$291,380	$279,202	$263,385

Non-controlling interest	$7,674	$7,088	$6,162

Total shareholders’ equity	$299,054	$286,290	$269,547

Total liabilities and shareholders’ equity	$339,080	$322,424	$303,953

(1)
The Company subsequently reconsidered the accounting of the issuance of the Notes in 2009 and decided to restate its 2009 financial statement to reflect a more proper accounting treatment. Previously, we first allocated a portion of the proceeds to the embedded derivatives at fair value, and then allocated the remaining proceeds to the debt host. Since the fair value of embedded derivatives exceeded the net proceeds of the Notes, a debit amount of US$3.2 million for the debt host was recorded at issuance date. We then accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the Notes over the life of the debt instrument assuming no conversion on redemption. Subsequently, to reflect a more proper accounting treatment, we have recognized the embedded derivatives at their fair value of US$12.8 million and recognized the difference between that amount and the amount of the net proceeds as a loss upon the issuance of the Notes. As a result, for the three months periods ended June 30, 2010, the interest expense in relation to the Notes was adjusted from US$265,000.0 to US$220.0 and the net income was adjusted from US$7.3 million to US$7.5 million. And for the six months periods ended June 30, 2010, the interest expense in relation to the Notes was adjusted from US$265,000.0 to US$276.0 and the net income was adjusted from US$14.1 million to US$14.5 million.